Exhibit 99.1

Zhengye Biotechnology Holding Limited Receives NASDAQ Notice Related to Late Filing of Form 20-F

Jilin, China, May 23, 2025 (GLOBE NEWSWIRE) -- Zhengye Biotechnology Holding Limited (Nasdaq: ZYBT) (the “Company” or “Zhengye”), a veterinary vaccine manufacturer that encompasses research, development, manufacturing, and sales of veterinary vaccines, with a focus on livestock vaccines in China, today announced that it has received a letter from the NASDAQ Stock Market, dated May 20, 2025 (the “Delinquency Letter”), notifying the Company that it is not in compliance with the requirements for continued listing set forth in NASDAQ Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”).

In accordance with NASDAQ Listing Rules, the Company has 60 calendar days from the date of the Delinquency Letter to submit a plan to regain compliance with NASDAQ Listing Rules (the “Compliance Plan”). If NASDAQ accepts the Compliance Plan, NASDAQ may grant the Company an extension of up to 180 calendar days from the Company’s Form 20-F filing due date, or until November 11, 2025, to regain compliance. The Company intends to submit the Compliance Plan within the prescribed 60-day period.

The Delinquency Letter has no immediate impact on the listing of the Company’s ordinary shares on the Nasdaq Capital Market.

This announcement is made in compliance with NASDAQ Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Zhengye Biotechnology Holding Limited

Through Jilin Zhengye Biological Products Co., Ltd., the Company’s operating entity based in Jilin, China, Zhengye Biotechnology Holding Limited focuses on the research, development, manufacturing and sales of veterinary vaccines, with an emphasis on vaccines for livestock. For over 20 years, the operating entity has been committed to enhancing the health of animals. The operating entity has 44 veterinary vaccines, including vaccines for swine, cattle, goats, sheep, poultry, and dogs. The operating entity’s products are available in 28 provincial regions across China and are exported overseas to Vietnam, Pakistan, and Egypt. The operating entity has three GMP veterinary vaccine production floors, including 13 GMP vaccine production lines, one quality examination center, and one animal facility for vaccine development. The operating entity has 49 employees who have over a decade of experience in the veterinary vaccine industry. For more information, please visit the Company’s website: http://ir.jlzybio.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Zhengye Biotechnology Holding Limited

Investor Relations Department

Email: ir@jlzybio.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com